UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 0-14549

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

United Security Bancshares, Inc. Employee Stock Ownership Plan

(With 401(k) Provisions)

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

United Security Bancshares, Inc.

131 West Front Street

P.O. Box 249

Thomasville, Alabama 36784

UNITED SECURITY BANCSHARES, INC.

EMPLOYEE STOCK OWNERSHIP PLAN

(With 401(k) Provisions)

FINANCIAL STATEMENTS

DECEMBER 31, 2013 and 2012

*	All other schedules required by Section 2520-103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator

United Security Bancshares, Inc. Employee Stock Ownership Plan (With 401(k) Provisions)

We have audited the accompanying statements of net assets available for benefits of the United Security Bancshares, Inc. Employee Stock Ownership Plan (With 401(k) Provisions) (the “Plan”) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2013, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Carr, Riggs & Ingram, LLC

Enterprise, Alabama

June 27, 2014

UNITED SECURITY BANCSHARES, INC.

EMPLOYEE STOCK OWNERSHIP PLAN (With 401(k) Provisions)

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2013 AND 2012

	2013	2012
Assets
Cash	$47,012	$—
Investments, at fair value:
Participant directed:
Collective Trust Fund, United Security Bancshares, Inc. Stock	2,414,683	1,860,640
Mutual Funds	10,016,515	8,397,296

Total Investments, at fair value	12,431,198	10,257,936

Total Assets	12,478,210	10,257,936

Liabilities
Payable for investments purchased	47,012	—

Net assets available for benefits	$12,431,198	$10,257,936

The accompanying notes are an integral part of these financial statements.

UNITED SECURITY BANCSHARES, INC.

EMPLOYEE STOCK OWNERSHIP PLAN (With 401(k) Provisions)

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2013

2013
Additions to net assets attributed to:
Investments:
Interest and dividend income	$390,946
Net unrealized/realized appreciation in fair value of investments	1,646,447

Net investment gains	2,037,393

Contributions:
Employer	321,803
Participant	606,988
Rollover	869

Total contributions	929,660

Net additions	2,967,053

Deductions from net assets attributed to:
Benefit payments to participants	793,791

Net increase in net assets available for benefits	2,173,262

Net assets available for benefits at beginning of year	10,257,936

Net assets available for benefits at end of year	$12,431,198

The accompanying notes are an integral part of these financial statements.

UNITED SECURITY BANCSHARES, INC.

EMPLOYEE STOCK OWNERSHIP PLAN

(With 401(k) Provisions)

NOTES TO FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF THE PLAN

The following brief description of the United Security Bancshares, Inc. Employee Stock Ownership Plan (With 401(k) Provisions) (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a controlled group defined contribution plan, which provides savings benefits for substantially all employees of the following controlled group of United Security Bancshares, Inc. (the “Company,” the “Plan Sponsor” and the “Plan Administrator,” as applicable):

United Security Bancshares, Inc. (parent company)

First United Security Bank

Acceptance Loan Company

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The Plan is currently administered by the Company and its wholly-owned subsidiary, First United Security Bank (the “Bank”), through certain employees of the Company and the Bank.

Contributions

Each year, participants may make contributions of pre-tax annual compensation, as defined in the Plan, in amounts up to the applicable limitations of the Internal Revenue Code (“IRC”). Participants age 50 or over may also make “catch-up” contributions to their accounts on a pre-tax basis. Participants may also rollover amounts representing distributions from other qualified defined benefit or defined contribution plans and conduit individual retirement accounts. The Plan provides that the Plan Sponsor will make a safe harbor matching contribution in an amount equal to 100% of the first 4% of compensation deferred. Under the terms of the Plan, the Plan Sponsor also has the discretion to make additional contributions in the form of matching contributions and non-elective contributions. There were no such discretionary contributions made during the current year.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Plan Sponsor’s match and Plan earnings, and reduced for any participant distributions, Plan losses and certain administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Eligibility and Vesting

Employees are eligible to participate in the Plan on the first day of the month following their date of employment. Participants are immediately vested in their contributions, the Company’s matching contributions and the earnings thereon.

UNITED SECURITY BANCSHARES, INC.

EMPLOYEE STOCK OWNERSHIP PLAN

(With 401(k) Provisions)

NOTES TO FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF THE PLAN (Continued)

Forfeitures

Participants are immediately vested in contributions; therefore, the Plan has no forfeitures.

Payment of Benefits

Participants may elect to receive a distribution upon hardship, termination, retirement or disability. Hardship distributions are allowed for the purchasing of a primary residence; financing the higher education of the participant, the participant’s spouse or dependent; paying unreimbursed medical expenses; or alleviating certain other financial hardships. Upon termination or retirement, participants may elect to receive a lump sum or installments or rollover their account balances into other qualified plans. If a participant dies, the total account balance will be paid to the designated beneficiary or to their estate.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) on the accrual basis.

Reclassifications

Certain amounts in the 2012 financial statements have been reclassified to conform to the 2013 presentation.

Investment Valuation

The Plan’s investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded when earned. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates and assumptions.

Payment of Benefits

Benefits are recorded when paid.

UNITED SECURITY BANCSHARES, INC.

EMPLOYEE STOCK OWNERSHIP PLAN

(With 401(k) Provisions)

NOTES TO FINANCIAL STATEMENTS

NOTE 3. INVESTMENTS

The fair values of individual investments that represented 5% or more of the Plan’s net assets at December 31, 2013 and 2012 were as follows:

	2013		2012
Collective Trust Fund, United Security Bancshares, Inc. Stock	$2,414,683		$1,860,640
Federated Prime Obligations Instl SVC	2,149,036		2,099,007
Federated MDT Stock Trust SS	1,381,995		986,657
American Funds Growth Fund of America R3	1,261,366		925,625
Dreyfus S&P 500 Index Fund	1,064,747		749,065
Principal Midcap Blend	654,403			*
MFS Moderate Allocation Fund Class R4		*	605,211
Federated Total Return Bond Instl SVC		*	562,204

*	Amount did not represent 5% or more of the Plan’s net assets as of the date indicated.

For the year ended December 31, 2013, the Plan’s investments (including investments bought, sold and transferred, as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

Collective Trust Fund, United Security Bancshares, Inc. Stock	$593,472
Mutual Funds	1,052,975

Total	$1,646,447

NOTE 4. FAIR VALUE MEASUREMENTS

The Plan uses the three-level hierarchy for the recognition and disclosure of fair value measurements. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access at the measurement date.

Level 2 - Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from, or corroborated by, observable market data by correlation or other means.

UNITED SECURITY BANCSHARES, INC.

EMPLOYEE STOCK OWNERSHIP PLAN

(With 401(k) Provisions)

NOTES TO FINANCIAL STATEMENTS

NOTE 4. FAIR VALUE MEASUREMENTS (Continued)

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2013 and 2012.

Mutual funds: The fair value of mutual funds is at the quoted market prices in active markets.

Collective Trust Fund, United Security Bancshares, Inc. Stock: Units of participation in the Collective Trust Fund are valued each business day at reported NAV as determined by the issuer based on the underlying assets of the fund. The fund invests in a money market mutual fund and the Plan Sponsor’s common stock. Prices for the underlying securities are obtained from quoted prices in active markets. The Plan Sponsor has deemed the investment in the fund to be a Level 1 investment.

The methods described above may produce a fair value calculation that might not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes that its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2013 and 2012:

	Assets at Fair Value as of December 31, 2013
Description	Level 1	Level 2	Level 3	Total
Equity Mutual Funds	$4,601,103	$—	$—	$4,601,103
Money Market Mutual Funds	2,149,036	—	—	2,149,036
Collective Trust Fund, United Security Bancshares, Inc. Stock	2,414,683	—	—	2,414,683
Mixed Allocation Mutual Funds	1,727,480	—	—	1,727,480
Bond Mutual Funds	1,106,423	—	—	1,106,423
International Equity Mutual Funds	432,473	—	—	432,473

Total	$12,431,198	$—	$—	$12,431,198

UNITED SECURITY BANCSHARES, INC.

EMPLOYEE STOCK OWNERSHIP PLAN

(With 401(k) Provisions)

NOTES TO FINANCIAL STATEMENTS

NOTE 4. FAIR VALUE MEASUREMENTS (Continued)

	Assets at Fair Value as of December 31, 2012
Description	Level 1	Level 2	Level 3	Total
Equity Mutual Funds	$3,304,719	$—	$—	$3,304,719
Money Market Mutual Funds	2,099,007	—	—	2,099,007
Collective Trust Fund, United Security Bancshares, Inc. Stock	1,860,640	—	—	1,860,640
Mixed Allocation Mutual Funds	1,610,936	—	—	1,610,936
Bond Mutual Funds	1,042,224	—	—	1,042,224
International Equity Mutual Funds	340,410	—	—	340,410

Total	$10,257,936	$—	$—	$10,257,936

NOTE 5. TRANSACTIONS WITH PARTIES-IN-INTEREST

The Company pays for all legal, accounting and other services on behalf of the Plan.

Plan investments are managed by The Trust Company of Sterne, Agee & Leach, Inc. Fees paid by the Plan Sponsor for administrative and recordkeeping services on behalf of the Plan totaled $20,562 for the year ended December 31, 2013. The Trust Company of Sterne, Agee & Leach, Inc. is the trustee as defined by the Plan, and, therefore, these transactions qualify as party-in-interest transactions.

During the years ended December 31, 2013 and 2012, the Plan purchased 15,200 and 20,850 shares of United Security Bancshares, Inc. common stock at a cost of $138,436 and $114,162, respectively. During the years ended December 31, 2013 and 2012, the Plan sold 18,500 and 29,453 shares, respectively, of United Security Bancshares, Inc. common stock for $94,757 and $145,498, respectively.

NOTE 6. INCOME TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated September 13, 2012 that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended subsequent to the receipt of the determination letter, and, on December 18, 2012, the Company submitted the Plan to the IRS requesting another determination letter on the qualified status of the Plan. While the determination letter has not been received as of June 27, 2014, the Plan Administrator believes that the Plan, as amended, is designed and is currently being operated in compliance with applicable requirements of the IRC.

GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that, as of December 31, 2013, there were no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to income taxes. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes that it is no longer subject to income tax examination for years prior to 2010.

UNITED SECURITY BANCSHARES, INC.

EMPLOYEE STOCK OWNERSHIP PLAN

(With 401(k) Provisions)

NOTES TO FINANCIAL STATEMENTS

NOTE 7. RISKS AND UNCERTAINTIES

The Plan provides for investment options in various funds that invest in equity and debt securities and other investments. Such investments are exposed to risks and uncertainties, such as interest rate risk, credit risk, economic changes, political unrest, regulatory changes and foreign currency risk. The Plan’s exposure to a concentration of credit risk is dependent upon funds selected by participants. These risks and uncertainties could impact participants’ account balances and the amounts reported in the financial statements. As of December 31, 2013 and 2012, respectively, approximately 19% and 18% of the Plan’s net assets were invested in the Collective Trust Fund, which invests in the common stock of the Company. The underlying value of the Company’s common stock is impacted by the performance of the Company, the market’s evaluation of such performance and other factors.

NOTE 8. SUBSEQUENT EVENTS

The Plan Administrator has evaluated subsequent events after December 31, 2013 through the date the financial statements were issued. There were no events or transactions discovered during this evaluation that require recognition or disclosure in the financial statements.

UNITED SECURITY BANCSHARES, INC.

EMPLOYEE STOCK OWNERSHIP PLAN (With 401(k) Provisions)

SUPPLEMENTAL SCHEDULE

DECEMBER 31, 2013

(Plan Number 001)

(Employer Identification Number 63-0843362)

Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

		(c)
(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
*	Collective Trust Fund, United Security Bancshares, Inc. Stock	408,359 shares	**	$2,414,683
	Federated Prime Obligations Instl SVC	2,149,036 face	**	2,149,036
	Federated MDT Stock Trust SS	50,810 shares	**	1,381,995
	American Funds Growth Fund of America R3	29,716 shares	**	1,261,366
	Dreyfus S&P 500 Index Fund	21,699 shares	**	1,064,747
	Principal Midcap Blend	33,321 shares	**	654,403
	Federated Total Return Bond Instl SVC	53,540 shares	**	584,846
	MFS Aggressive Growth Allocation R4	25,164 shares	**	483,908
	Goldman Sachs Short Duration Govt A	43,856 shares	**	448,571
	American Century Internatl Growth Fund A	31,285 shares	**	432,472
	MSF Conservative Allocation R4	28,708 shares	**	413,519
	MFS Moderate Allocations Fund Class R4	21,496 shares	**	350,140
	MFS Growth Allocation Fund R4	18,043 shares	**	321,974
	Federated Equity Income - A	8,006 shares	**	191,611
	Pimco Diversified Income Fund Class D	6,235 shares	**	73,007
	Goldman Sachs Large Cap Value A	2,686 shares	**	46,981
	T. Rowe Price 2035 Retirement Fund Ad	1,892 shares	**	32,327
	T. Rowe Price 2055 Retirement Fund Advis	2,192 shares	**	28,792
	T. Rowe Price 2045 Retirement Fund Ad	1,084 shares	**	17,823
	T. Rowe Price Retirement 2010 Adv Cl	916 shares	**	16,927
	T. Rowe Price Retirement 2020 Adv Cl	779 shares	**	16,418
	T. Rowe Price 2050 Retirement Fd Adv Cla	1,110 shares	**	14,980
	T. Rowe Price Retirement 2030 Adv Cl	597 shares	**	13,823
	T. Rowe Price Retirement 2040 Adv Cl	394 shares	**	9,687
	T. Rowe Price Retirement 2015	250 shares	**	3,663
	T. Rowe Price Retirement 2025	214 shares	**	3,444
	T. Rowe Price Retirement Income	3 shares	**	55

				$12,431,198

* Party-in-interest.
** Cost not required, funds are participant directed. See accompanying report of independent registered public accounting firm, Carr, Riggs & Ingram, LLC.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UNITED SECURITY BANCSHARES, INC.
EMPLOYEE STOCK OWNERSHIP PLAN (WITH 401(K) PROVISIONS)

By:	/s/ Thomas S. Elley
Thomas S. Elley

Vice President, Treasurer and Assistant Secretary, Chief Financial Officer and Principal Accounting Officer (Principal Financial Officer, Principal Accounting Officer) of United Security Bancshares, Inc., the Plan Administrator of the United Security Bancshares, Inc. Employee Stock Ownership Plan (With 401(k) Provisions)

June 27, 2014

Exhibit Index

Exhibit 23.1	Consent of Independent Registered Public Accounting Firm.